

13013470

ΓATES
ANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC
Mail Processing
Section

FEB 2 6 2013

Washington DC
400

SEC FILE NUMBER
8- 67401

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2012__ AND ENDING __12/31/2012__
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSSC Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 W. Big Beaver Road, Suite 2000
          (No. and Street)

Troy	MI	48084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna M. Kraft   248-244-7980
                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C. CPAs and Advisors
      (Name – if individual, state last, first, middle name)

28411 Northwestern Highway, Suite 800, Southfield	MI	48034
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Donna M. Kraft_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CSSC Brokerage Services, Inc._____, as

of _____December 31_, 20_12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

FinOp and Controller
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT

AS OF
DECEMBER 31, 2012

This Statement of Financial Condition, pursuant to Rule 17a-5
of the Securities and Exchange Commission as of
December 31, 2012, is available for examination and copying
at the principal office of the Company and at the Chicago
Regional Office of the Commission.



TABLE OF CONTENTS



MRPR GROUP CPAs & Advisors

One Northwestern Plaza, 28411 Northwestern Highway, Suite 800, Southfield, MI 48034-5538
(248) 357-9000   Fax (248) 357-9001   www.mrpr.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
CSSC Brokerage Services, Inc.
Troy, Michigan

We have audited the accompanying statement of financial condition of CSSC Brokerage
Services, Inc. (a wholly owned Subsidiary of Consulting Services Support Corporation) as of
December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of
1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements
in accordance with accounting principles generally accepted in the United States of America;
this includes the design, implementation, and maintenance of internal control relevant to the
preparation and fair presentation of financial statements that are free from material
misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We
conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and
disclosures in the financial statements. The procedures selected depend on the auditor's
judgment, including the assessment of the risks of material misstatement of the financial
statements, whether due to fraud or error. In making those risk assessments, the auditor
considers internal control relevant to the entity's preparation and fair presentation of the
financial statements in order to design audit procedures that are appropriate in the
circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
entity's internal control. Accordingly, we express no such opinion. An audit also includes
evaluating the appropriateness of accounting policies used and the reasonableness of
significant accounting estimates made by management, as well as evaluating the overall
presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a
basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of CSSC Brokerage Services, Inc. as of December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

MRPR Group, P.C.

Southfield, Michigan
February 25, 2013

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS

Cash and cash equivalents - Note 1	$ 127,018
Accounts receivable - Note 2:	
Brokers, dealers and clearing organization	1,505
Licensed registered representatives	2,135
Deposit - clearing organization	25,000
Prepaid expenses and other assets - Note 3	64,598
Amounts due from related companies - Note 3	75,939
Deferred taxes - Note 4	19,138
Total assets	$ 315,333

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable, vendors	$ 11,880
Commissions due licensed registered representatives	19,247
Affiliate deposits	22,917
Amounts due to related company - Note 3	43,000
State and local taxes payable - Note 4	25,160
Total liabilities	122,204

Stockholder's Equity:

Common stock, no par value, 60,000 shares	
authorized, issued and outstanding	176,000
Contributed capital	418,000
Retained earnings (deficit)	(400,871)
Total stockholder's equity	193,129
Total liabilities and stockholder's equity	$ 315,333

The accompanying notes are an
integral part of the statement of financial condition

NOTE 1 - Business Activities and Summary of Significant Accounting Policies

Business activities - CSSC Brokerage Services, Inc. (the "Company") was incorporated on February 28, 2001, under the laws of the State of Michigan and is a wholly owned subsidiary of Consulting Services Support Corporation (the "Parent"). The Company is a securities broker-dealer that introduces transactions and accounts on a fully-disclosed basis and does not carry customer accounts or hold customer securities. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company commenced operating activities in 2007.

The Company provides brokerage services through affiliated firms under long-term agreements. The affiliated firms are located throughout the United States with a significant presence in the eastern half of the country. The Company has a diverse client base of individuals, companies, non-profit entities, and institutional investors (including Taft/Hartley plans).

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to valuing the receivable due from CSSC Investment Advisory Services, Inc. ("IA"), a wholly owned subsidiary of the Parent, which is based on the value of assets under management at the close of the financial markets on the last business day of the year. Actual results could differ from those estimates.

Cash and cash equivalents - The Company considers deposits in checking and savings accounts to be cash and cash equivalents. All net proceeds from brokerage activity that are held at Pershing, LLC, the clearing organization which holds the Company's customer accounts, are also invested in cash or cash equivalents by Pershing, LLC on the Company's behalf.

Fair value of financial instruments approximates carrying amount – The Company's financial instruments are cash and cash equivalents, accounts receivable, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature.

Commissions and fees – The Company derives its revenue from commissions on the execution of purchases of load mutual funds, trading of other non-mutual fund investments, mutual fund trailing commissions (also known as 12B-1 fees), and various service fees and transaction charges (e.g. ticket charges).

Revenue recognition for securities transactions - Commissions, revenues, and expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 1 - Business Activities and Summary of Significant Accounting Policies - (Continued)

Federal Income Taxes - The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the tax provision or credit is included in the intercompany account with the Parent. In accordance with FASB ASC topic "Income Taxes", deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. These differences are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

State Income Taxes – The Company files its own state and local tax returns with the exception of the Michigan Corporate Income Tax for which the Company is also included in a consolidated return filed by the Parent, and the Texas franchise tax for which the Company is included in a consolidated return filed by IA. State income taxes are provided for and the tax effects of transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes resulting from temporary differences. Such temporary differences result from differences in the carrying value of assets and liabilities for tax and financial reporting purposes. The Company has not recorded any deferred state income taxes on its balance sheet as these amounts have been determined to be inconsequential.

Credit risk - In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit risk in the event the other party to the transaction is unable to fulfill its contractual obligation. Historically, these transactions have had an immaterial impact on the Company's financial condition.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(2)(ii) of the Rule.

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2012 and February 25, 2013 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Recently issued accounting pronouncements – The Company has adopted all recently issued accounting pronouncements. The adoption of the accounting pronouncements and anticipated adoption of those not yet effective is not expected to have a material effect on the financial position or results of operations of the Company.

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(CONTINUED)

NOTE 2 - Accounts Receivable

The Company generally settles securities transactions within three business days in accordance with industry practice. This practice causes some transactions to execute in one period and settle in the following period. In order to properly record revenue on a trade date basis, the Company records a receivable in the current period for those trades that settle in the following period. At December 31, 2012, the entire amount of the Company's trade receivable was due from the clearing organization.

Based upon the long-term agreement with affiliated firms, the Company is entitled to reimbursement for fees and expenses incurred by the Company on behalf of licensed registered representatives. The Company records a receivable from licensed registered representatives in the period in which the Company initially pays the fees and expenses on their behalf, and continues to carry the receivable until it is paid by the licensed registered representatives or offset by revenue generated by the licensed registered representatives.

NOTE 3 - Related Party Transactions

On December 31, 2012, prepaid expenses include $50,000 paid to the Parent relating to a contractual agreement. The amount due from related companies includes a $60,186 service fee from IA, and $15,753 collected by CSSC Insurance Services, Inc., a wholly owned subsidiary of the Parent, and IA on behalf of the Company for reimbursement of fees due from licensed registered representatives.

The Company paid $119,000 to the Parent during the year for the purchase of a deferred tax asset from prior years per the terms of the income tax sharing agreement in effect during those years. At December 31, 2012, the amount due to related companies consisted of $43,000 payable to the Parent for the purchase of a deferred tax asset per the terms of the income tax sharing agreement in effect during 2012.

From time to time, the Company pays dividends to the Parent. Dividend payments occur in accordance with rules established by the SEC and FINRA. Dividends in the amount of $100,000 were paid in 2012.

NOTE 4 - Income Taxes

For the year ended December 31, 2012, the statement of operations included $2,164 Federal tax expense relating to the amortization of the deferred tax asset. The tax effects of temporary differences that give rise to the deferred tax asset relate to capitalized start up expenses.

The Company has concluded that there are no uncertain Federal or state tax positions requiring recognition in the financial statements in accordance with the Income Taxes topic of the FASB ASC.

CSSC BROKERAGE SERVICES, INC.
(a wholly owned subsidiary of Consulting Services Support Corporation)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(CONTINUED)

NOTE 4 - Income Taxes – (Continued)

The Company's policy is to recognize interest and penalties related to income tax issues as components of income tax expense. The Company did not recognize or incur any accrual for interest and penalties relating to income taxes as of December 31, 2012.

The Company's U.S. federal income tax returns prior to 2009 are closed under the 3 year IRS statute of limitations. The State of Michigan returns are open for the past four years under the statute of limitations in Michigan. Other U.S. state jurisdictions have statutes of limitations ranging from 3 to 5 years. There are no tax returns currently under examination in any U.S. state jurisdictions.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $50,000 at December 31, 2012. The Rule further requires that the aggregate indebtedness, as defined, does not exceed fifteen times net capital at December 31, 2012.

At December 31, 2012, the Company's net capital was $91,330 which exceeded the minimum requirement by $41,330. The aggregate indebtedness was 133.8% of net capital (1.338 to 1).